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                                                                    Exhibit 99.2


                  PHOENIX INTERNATIONAL APPOINTS LUCIEN STERU
                        SENIOR VP CORPORATE DEVELOPMENT
                        ANNOUNCES KEY MANAGEMENT CHANGE

Montreal, January 26, 2000 - Phoenix International Life Sciences Inc. (NASDAQ:
PHXI; TSE: PHX), one of the world's leading contract research organizations, today announced the appointment of Dr. Lucien Steru as Senior Vice-President, Corporate Development. In his new position, Dr. Steru, formerly President and COO, Clinical Research, Europe, will have a more prominent role in shaping and implementing the company's overall new business strategy.

"Dr. Steru has almost 20 years of experience in the clinical research industry. We intend to better utilize Dr. Steru's insight, talent and energy on a company-wide basis, to support the profitable growth of Phoenix International," commented Ian Lennox, CEO, Phoenix International.

Dr. Steru added "Ian Lennox is committed to building the best CRO in the world for our employees, customers and shareholders. As an employee, shareholder, and director of Phoenix International, I look forward to working closely with him to achieve this objective." Reporting to Ian Lennox, Dr. Steru will complete and implement a management transition plan within Clinical Research, Europe/Asia, over the next several weeks.

Prior to joining Phoenix International, Dr. Steru founded one of the very first CROs in France, specializing in clinical studies Phases II-IV, Biometrics and Medical Writing. Having reached and maintained leadership in France, the CRO he founded grew in Europe, establishing several subsidiaries or alliances with other CROs, and pioneered in pan-European clinical trials. Dr. Steru then merged his business with Phoenix International assuming the responsibility for the management of all European Operations and becoming a Board Member.

About Phoenix International

Phoenix International is one of the world's leading contract research organizations. The Company is a global leader in early stage pharmaceutical development and has a growing presence in late stage pharmaceutical development. Headquartered in Montreal, Quebec, the Company employs over 2,000 people in 19 countries around the world. Phoenix International is on the worldwide web at www.pils.com.
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This release contains "forward-looking" statements regarding future results and events, including statements regarding expected future revenues, earnings and growth rates and goals and operating plans of management. Phoenix's actual future results may differ significantly from the results discussed in the forward-looking statements contained in this release. Factors that may cause such a difference include, but are not limited to: the inability of Phoenix to win new business at the levels required; the cancellation or delay of contracts; risks associated with the management of growth and the ability to attract and retain employees; risks of integrating newly acquired businesses; competition; any claims for patent infringement; unanticipated costs in connection with Year 2000 conversion; the ability to obtain future financing; adverse regulatory developments; foreign exchange rate fluctuations; and uncertainty surrounding the Euro.
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FOR MORE INFORMATION, PLEASE CONTACT:

MEDIA:
RICHARD GAREAU
Director of Communications
Phoenix International Life Sciences Inc.
Tel: (514) 333-0033, extension 4638
E-mail: richard.gareau@pils.com

ANALYST CONTACT:
DAVID MOSZKOWSKI, C.A.
Senior Vice President and Chief Financial Officer
Phoenix International Life Sciences Inc.
Tel: (514) 333-0033 Fax: (514) 335-8351
E-mail: david.moszkowski@pils.com